October 23, 2008

Michelle Roberts, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Calvert Variable Series, Inc. Form N-14 Registration Statement SEC File No. 333-153513

Dear Ms. Roberts:

This letter serves as a response to comments made by the SEC staff (the "Staff") to Calvert by telephone on October 7, 2008 concerning the above-referenced Registration Statement on Form N-14, relating to the proposed reorganization of Summit Bond Portfolio, a series of Summit Mutual Funds, Inc., into Calvert Income Portfolio, a series of Calvert Variable Series, Inc. (the "Fund"), and Pre-Effective Amendment No. 1 thereto. Pursuant to the Staff's comments, I am filing with the Commission today Pre-Effective Amendment No. 2 to the Form N-14.

Material changes made to the filing in response to Staff comments are summarized below. These changes, as well as other updating revisions, are reflected in Pre-Effective Amendment No. 2 and have been marked in the Prospectus/Proxy Statement and the Reorganization SAI being filed today. The page references in the Staff comments are to the initial filing as submitted on September 15, 2008; however, the page references in Calvert's responses are to the revised marked filing in Pre-Effective Amendment No. 2.

General Comments

1. Clarify that various lead-in references to the transfer of assets (such as on p. 25 of the Prospectus/Proxy Statement and in the Notice of Special Meeting) consistently also refer to the assumption of "known" liabilities, if that is part of the transaction.

Calvert response: references to the assumption of known liabilities have been added in the Notice of Special Meeting and ballot, on pp. 1 and 25 of the Prospectus/Proxy Statement, and on p. 1 of the Reorganization SAI.

2. Clarify whether the reference to the "opportunity to add assets to CVS Income" (p. 24 of Prospectus/Proxy Statement, last line) means net assets.

Calvert response: in the 2d sentence of the first full paragraph on p. 25, the phrase "the opportunity to add assets to CVS Income" means gross assets (not net assets), in the sense of growing the Portfolio. The text has not been changed.

3. In connection with the proposed expense limitation agreement and the statement that "only the CVS Directors may terminate Combined Fund's expense cap for the period" (p. 18 of Prospectus/Proxy Statement: footnote 5 to fee table), either delete this statement or provide an example of when this unusual action would occur.

Calvert response: the sentence stating that "Only the CVS Directors may terminate Combined Fund's expense cap for the period" has been deleted from footnote 5 to the fee table on page 18.

Accountant's Comments

1. In the Pro Forma Statement of Assets & Liabilities for 6/30/08, the amount stated in the Liabilities section for total Net Assets should be $102,246,475, rather than $102,246,580.

Calvert response: in the Liabilities section of the Pro Forma Statement of Assets & Liabilities for 6/30/08, two numbers have been changed: Total Liabilities has been revised from 3,021,734 to 3,021,839, and Net Assets has been revised from $102,246,580 to $102,246,475, consistent with the Staff's comment.

2. In the pro forma capitalization table (Prospectus/Proxy Statement, p. 29) and in the Pro Forma Statement of Assets and Liabilities, delete the single-star footnote referring to "adjustments to reflect expected reorganization costs", because the investment advisors are paying all costs of the reorganization.

Calvert response: the previous text of the single-star footnote to the pro forma capitalization table on p. 29 of the Prospectus/Proxy Statement and in the Pro Forma Statement of Assets and Liabilities for both 12/31/07 and 6/30/08 has been deleted, and the previous references to that footnote in each table have been deleted. The remaining two footnotes to the pro forma capitalization table on pp. 29-30 (the previous double-star and triple-star footnotes) have been re-numbered to become the revised single-star and double-star footnotes. The remaining footnote to the Pro Forma Statement of Assets and Liabilities for both 12/31/07 and 6/30/08 has been re-numbered to become revised footnote (1). The references to the remaining footnotes in each table have been re-numbered accordingly.

I trust that you will find that these revisions address the Staff's comments. In addition, on behalf of the Registrant, I hereby acknowledge that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, with these edits, on behalf of the Registrant and Calvert Distributors, Inc., the underwriter, I respectfully request that you accelerate the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, specifically requesting that you declare the filing effective on October 24, 2008.

Should you have any questions, please contact me at 301-951-4890.

Very truly yours,

/s/ Jane B. Maxwell

Jane B. Maxwell
Assistant Vice President and
Assistant General Counsel